UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Adress of Reporting Person
   Park Hospital GmbH
   Sedanstrasse 109
   D-49076
   Osnabruck, Federal Republic of Germany

2. Issuer Name and Ticker or Trading Symbol
   Paracelsus Healthcare Corporation
   PLS

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   09/30/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line) (X) Form filed by One Reporting Person ( ) Form filed by More than One Reporting Person


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

Title of    2.Tran-   3.Tran   4.Securities            5.Amount of  6.Direct  7.Nature
Securities  saction   saction  Acquired(A)             Securities   (D) or    of Indi-
            Date      Code V   or Disposed             Benefi-      Indirect   rect
                               of(D)                   cially Owned (I)        Benefi-
                                                       at End of               cial
                               Amount     A/D  Price   Month                   Ownership
Common Stock 09/02/99 J    -   9,865,000   D   $0.75   19,906,742    D
Note 1*


* See explanation for Note 1 on page 2 of this Form 4

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

None

Explanation of Responses:

Note 1 - Reflects the transfer of 8,674,223 shares and 1,190,777 shares, respectively, to the former Champion shareholders and the class settlement fund, as described in the Company's 1998 Annual Report filed on Form 10-K. The transfer resulted from the settlement of litigation effective September 2, 1999.

SIGNATURE OF REPORTING PERSON
Dr. Heiner Meyer zu Losebeck, Managing Director of Park Hospital GmbH

DATE
10/11/99